Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

MALIBU BOATS, INC.

Malibu Boats, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

A. The name of the Corporation is Malibu Boats, Inc.

B. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 1, 2013, under the name of MALIBU BOATS, INC. (the “Certificate of Incorporation”).

C. The Corporation’s Board of Directors and stockholders, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions approving the following amendments to the Certificate of Incorporation:

Section D of Article 7 shall be deleted in its entirety and replaced with the following:

“D. Subject to the rights of the holders of any one or more series of Preferred Stock to remove directors elected by such series of Preferred Stock, any individual director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of the capital stock of the Corporation entitled to vote generally at an election of directors, voting together as a single class.”

A new Article 13 shall be added to the Certificate of Incorporation to read as follows:

“ARTICLE 13

LIMITATION ON PERSONAL LIABILITY OF OFFICERS

To the fullest extent permitted by Delaware statutory or decisional law, as amended or interpreted, no officer of this Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer. No amendment to, or modification or repeal of, this Article 13 shall adversely affect any right or protection of an officer of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, modification or repeal. This Article 13 does not affect the availability of equitable remedies for breach of fiduciary duties. Solely for purposes of this Article 13, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL.”

D. All other provisions of the Certificate of Incorporation will remain in full force and effect.

E. The foregoing amendments were submitted to the stockholders of the Corporation for their approval and were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

F. This Certificate of Amendment shall become effective upon filing.

THIS CERTIFICATE OF AMENDMENT is executed as of this 4th day of November, 2026.

MALIBU BOATS, INC.

By:	/s/ Steven Menneto
Name:	Steven Menneto
Title:	President and Chief Executive Officer